Notice of Exempt Solicitation
Electronic Arts (EA)
Shareholder Alert
Voluntary submission by James McRitchie

9295 Yorkship Ct., Elk Grove, CA 95758

Shareholder since 2010

Please vote Against Proposal #4 and For Proposal #5 by August 11, 2021

Shareholder Meeting August 12, 2021

Subject: Trojan Horse Written Consent vs Real Written Consent

4. Trojan Horse Written Consent

53% of shares last year voted for my proposal to allow written consent. When it appeared the Board would not honor that vote, I submitted proposal #5 below. The Board filed a counter-proposal that looks to give shareholders a new right. Unfortunately, it is a deception, like the Trojan horse. The Board’s gift is no gift. It is like naming your company Organica, hoping to confuse customers into thinking your products are organic.

Shareholders are being asked to approve the Amended and Restated Certificate of Incorporation to enable stockholders who comply with the applicable requirements and procedures to act by written consent. Read beyond that headline to the fine print.

The Board’s proposal will require that stockholders seeking to act by written consent must own, individually or in the aggregate, at least 25% of the outstanding shares of common stock to request that the Board of Directors set a record date to determine the stockholders entitled to act by written consent. Most companies allowing shareholders to call a special meeting require nothreshold to set a record date.

The 25% ownership threshold to set a record date is the same ownership threshold required for stockholders to call a special meeting, so no one would logically gather written consents instead of calling a special meeting.  When shareholders call a special meeting, they only have to win a majority vote from those voting at the meeting, not a majority of votes from shares outstanding. That makes a huge difference, since many shares are not voted.

Delaware-based boards can add restrictions to holding special meetings by unilaterally changing the bylaws. However, the Delaware Supreme Court ruled that any modification or elimination of the right to written consent must be in the company’s certificate of incorporation, which must be voted on by shareholders. The Court took this action to protect shareholders. (Special Meetings and Consent Solicitations: How the Written-Consent Right Uniquely Empowers Shareholders, beginning page 1736)

When judging whether a company has “good corporate governance,” the focus is often on what rights shareholders are affirmatively given. (note 180) This Note shows that looking only at what rights shareholders are given, and not at the restrictions placed on those rights, produces an overly optimistic picture of how much power shareholders actually have. While a shareholder may nominally have certain rights—and, as a result, the company may be able to portray itself as having a shareholder-friendly corporate governance—the reality may be quite different. …

Contrary to popular opinion, the right to act by written consent is more empowering to shareholders than the right to call a special meeting, because boards cannot unilaterally impose the same type of restrictions on the latter as they can on the former. A review of the corporate governance documents of large Delaware companies demonstrates the significance of this distinction. Boards have, with little oversight or fanfare, significantly restricted shareholders’ exercise of their special-meeting right. However, companies have generally not imposed similar restrictions on shareholders’ exercise of their written-consent right.

In the past, companies faced with a written consent proposal often would include a proposal to lower the special meeting threshold on the proxy in return for the shareholder withdrawing their written consent proposal. In this case, the Board could have offered to lower the special meeting threshold from 25% to 20%. Had they done so, I might have withdrawn my proposal.

Instead, the Electronic Arts Board took a relatively new tactic. Include their own proposal that pretends to offer shareholders the right to act by written consent but that no shareholder will ever use. Then call the shareholder proposal “unnecessary and moot in light of Proposal 4.” The Board’s proposal will become effective quickly, whereas the shareholder proposal will require at least another year to implement.

If the Electronic Arts Board succeeds in fooling shareholders into forclosing their ability to ever use written consent through such deception, how else will they deceive us? Appearing to provide a right that is essentially nonexistent is worse than opposing a real right. Unfortunately, many shareholders, including institutional shareholders, are falling for this Trojan horse.

Vote: AGAINST

5. Real Written Consent

This real corporate governance proposal comes from me, James McRitchie (as it did last year), so of course, I voted FOR. As indicated in the proposal, many boards and investors assume a false equivalency between rights of written consent and special meetings.

However, at most firms allowing written consent, any shareholder, regardless of the number of shares owned, can seek to solicit written consents on a proposal. By contrast, calling a special meeting may require a two-step process. A shareholder who does not own the minimum shares required must first obtain the support of other shareholders. Once that meeting is called, the shareholder must distribute proxies asking shareholders to vote on the proposal to be presented at the special meeting. That can take more time and expense. Additionally, management generally places more restrictions on special meetings. See Special Meetings and Consent Solicitations: How the Written-Consent Right Uniquely Empowers Shareholders.1 The Trojan Horse “right” of written consent removes this advantage and actually forecloses the opportunity of shareholders to ever act by written consent.

The Bank of New York Mellon argued2 a provision similar to that contained in the Electronic Arts’ false written consent proposal (except requiring 20% not 25% of shares) was equivalent to written consent without such a requirement. Even though the proponent offered no defense, the SEC denied3 the no-action request as false on its face. Trojan Horse written consent is NOT equivalent to real written consent.

Trojan Horse written consent diminishes the power of shareholders to hold the Board accountable, so will decrease the value of your shares. Genuine written consent creates a more competitive environment. That increases the value of your shares.

Vote: FOR

This is not a solicitation of authority to vote your proxy. Please DO NOT send me your proxy card; James McRitchie is not able to vote your proxies, nor does this communication contemplate such an event. James McRitchie urges shareholders to vote Against Proposal 4; FOR proposal 5 following the instructions provided on management’s proxy.

1 https://digitalcommons.law.yale.edu/cgi/viewcontent.cgi?article=9336&context=ylj

2 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2020/steinerbnymc120820-14a8-incoming.pdf

3 https://www.sec.gov/divisions/corpfin/shareholder-proposals.pdf